

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2015

Michael Zahorik
Vice President and Director
Umatrin Holding Limited
520 S Snowmass Circle
Superior, Colorado 80027

> **Re:** **Umatrin Holding Limited (f/k/a Golden Opportunities Corp.)**
> **Form 8-K**
> **Filed April 2, 2015**
> **File No. 000-51190**

Dear Mr. Zahorik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1. Please provide the disclosure required by Item 2.01(a) through (e) of Form 8-K. Further, we note that you have not provided the Form 10 information as required by Item 2.01(f) of Form 8-K. However, based on your Form 10-K for fiscal year ended January 31, 2015, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction which is the subject of this Form 8-K. We note that, as of January 31, 2015, you have nominal assets other than cash and cash equivalents, and we note the statement on page 3 of such Form 10-K that circumstances have "delayed the execution of [y]our business plan." Please provide us with your analysis as to why you did not treat the transaction subject to the above-referenced Form 8-K as a change in shell company status, as required by Item 5.06 of Form 8-K and as a completion of acquisition or disposition of assets, as required by Item 2.01 of Form 8-K. Alternatively, please amend your Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01 of Form 8-K.

Note that if the transaction resulted in a change in shell company status, you may not rely on the 71 calendar day extension for providing such financial statements. Refer to Item 9.01(c) of Form 8-K.

Item 1.01

2. Please disclose any material relationships between any of the parties to the Stock Purchase Agreement. Please also provide a brief description of the terms and conditions of such agreement. Please see Item 1.01(a) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director